Exhibit 99.2
Performance overview and strategic initiatives Dr. Josef Ackermann Chairman of the Management Board 5 February 2009 Performance overview and strategic initiatives Dr. Josef Ackermann Chairman of the Management Board 5 February 2009

AgendaAgenda Agenda 1 Results in summaryy 2 Drivers of fourth-quarter performance 3 Near-term strategic initiatives 4 Prospects for core businesses in 2009 Investor Relations 02/09 · 2

Results in summaryResults in summary ..Fourth quarter 2008: Net loss of EUR 4.8 bn Tier I capital ratio of 10 1% consistent with target ..Full year 2008: Net loss of EUR 3.9 bn ..Tier I capital ratio of 10.1%, consistent with target ..Leverage ratio* of 28 ahead of target ..Leverage ratio of 28, ahead of target ..Reduction of legacy exposure in key areasgy p y ..Significant reduction in trading assets Investor Relations 02/09 · 3 * Per target definition Results in summaryResults in summary ..Fourth quarter 2008: Net loss of EUR 4.8 bn Tier I capital ratio of 10 1% consistent with target ..Full year 2008: Net loss of EUR 3.9 bn ..Tier I capital ratio of 10.1%, consistent with target ..Leverage ratio* of 28 ahead of target ..Leverage ratio of 28, ahead of target ..Reduction of legacy exposure in key areasgy p y ..Significant reduction in trading assets Investor Relations 02/09 · 3 * Per target definition

2008 in context of Deutsche Bank’s management agenda In EUR bn 2008 in context of Deutsche Bank s management agenda Net revenues Net income Tier I capital Mark-downs Net revenues Net revenues Net income Tier I capital 26.5 25.6 28.5 30.7 2.3 3.5 6.1 6.5 22 7 21 9 23.5 28.3 21 6 31.1 7.0 21.3 21.9 0.4 1.4 2.5 22.7 21.9 18.7 21.6 13.5 ‘02 ‘03 ‘04 ‘05 ‘06 ‘07 ‘08 ‘02 ‘03 ‘04 ‘05 ‘06 ‘07 ‘08 (3.9) ‘02 ‘03 ‘04 ‘05 ‘06 ‘07 ‘08 Investor Relations 02/09 · 4 Note: 2002-2005 based on U.S. GAAP, 2006 onwards based on IFRS 2008 in context of Deutsche Bank’s management agenda In EUR bn 2008 in context of Deutsche Bank s management agenda Net revenues Net income Tier I capital Mark-downs Net revenues Net revenues Net income Tier I capital 26.5 25.6 28.5 30.7 2.3 3.5 6.1 6.5 22 7 21 9 23.5 28.3 21 6 31.1 7.0 21.3 21.9 0.4 1.4 2.5 22.7 21.9 18.7 21.6 13.5 ‘02 ‘03 ‘04 ‘05 ‘06 ‘07 ‘08 ‘02 ‘03 ‘04 ‘05 ‘06 ‘07 ‘08 (3.9) ‘02 ‘03 ‘04 ‘05 ‘06 ‘07 ‘08 Investor Relations 02/09 · 4 Note: 2002-2005 based on U.S. GAAP, 2006 onwards based on IFRS

AgendaAgenda Agenda 1 Results in summaryy 2 Drivers of fourth-quarter performance 3 Near-term strategic initiatives 4 Prospects for core businesses in 2009 Investor Relations 02/09 · 5 financial
transparency.

Drivers of fourth-quarter performance in summary

Business	IBIT*, in EUR bn	Key drivers
CB&S	(5.8)	■ **Global Markets:** Business model exposed to exceptionally turbulent markets ■ **Corporate Finance:** Leveraged finance write-backs counterbalance declines in Advisory, ECM
GTB	0.3	■ Record revenues driven by Trade Finance, Cash Management ■ Sustained cost discipline
AWM	(0.9)	■ Significant asset impairments and other exceptional items in Asset Management ■ Falls in equity markets impact portfolio and fund management
PBC	0.1	■ Lower client activity in investment products ■ Impact of severance charges

* Income (loss) before income taxes

Investor Relations 02/09 · 6

Deutsche Bank

CB&S: Losses in specific trading businessesCB&S: Losses in specific trading businesses () (1.7) CB&S: Losses in specific trading businesses 4Q2007 4Q2008 CB&S Total Revenues, in EUR bn 2.3 CB&S Total 4Q2007: EUR 3.8 bn 4Q2008: EUR (3.8) bn CDO Subprime (0.1) RMBS (0.2) Leveraged Finance write-backs (net): 0.8 0.5 0.3 0.9 0.1 0.1 0.6 0.0 0.6 0.9 0.2 0.3 00 0.7 CRE (0.2) (0.4) (1.1) (0.5) (0.3) 0.0 (3 4) (3.4) Origination Advisory FX / Equity Equity Prop Equity Credit Monoline Mark-Other Money Cash / Trading Derivatives Trading reserves downs* market / Prime (incl. Prop) Sales & Investor Relations 02/09 · 7 * Excl. monoline reserves Note: Figures may not add up due to rounding differences Trading Rates Services

Unprecedented conditions in the quarter Basis risk Correlation Unprecedented conditions in the quarter Basis risk CDS bond-basis funding spread, in bps 225 300 EURJPY-Nikkei correlation, in % Correlation 70 .90 (75) 0 75 150 30 .50 70 (75) Volatility Liquidity 1Q 2Q 3Q 4Q 2Q 3Q 4Q 30 1Q EuroStoxx volatility 100 3M Euribor — 3M Eonia swap rate, in bps 150 200 0 50 1Q 2Q 3Q 4Q 0 50 100 1Q 2Q 3Q 4Q Investor Relations 02/09 · 8 1Q 2Q 3Q 4Q Source: Bloomberg, DB analysis 1Q 2Q 3Q 4Q Unprecedented conditions in the quarter Basis risk Correlation Unprecedented conditions in the quarter Basis risk CDS bond-basis funding spread, in bps 225 300 EURJPY-Nikkei correlation, in % Correlation 70 .90 (75) 0 75 150 30 .50 70 (75) Volatility Liquidity 1Q 2Q 3Q 4Q 2Q 3Q 4Q 30 1Q EuroStoxx volatility 100 3M Euribor — 3M Eonia swap rate, in bps 150 200 0 50 1Q 2Q 3Q 4Q 0 50 100 1Q 2Q 3Q 4Q Investor Relations 02/09 · 8 1Q 2Q 3Q 4Q Source: Bloomberg, DB analysis 1Q 2Q 3Q 4Q financial transparency.

These conditions impacted Global Markets' business model ...

Business model positioning	Impact
Investment into flow products and technology	✓ Reaped benefits of "Flight to quality"
Risk transformation and distribution model	✓ Limited "toxic asset" writedowns
Broad product and geographical footprint	✓ High growth, diversified revenue streams
Prop trading: Relative value strategies	✗ Market dislocations affect specific positions / relationships between assets
Scale: Market leadership in key areas	✗ Volatility exposes illiquidity of large notional positions
Complexity: Customised, structured products	✗ Exposure to volatility and correlation risk

Investor Relations 02/09 · 9

Deutsche Bank

financial
transparency.

… leading to losses in key businesses

4Q2008, in EUR bn

Business	Revenues	DB positioning	4Q challenges
Credit Trading Prop	(1.0)	■ Relative value strategies ■ Specific positions	■ Breakdown / inversion of Bond-CDS basis ■ Extreme illiquidity ■ Correlation to HF strategies ■ Convertible dislocations ■ Increased sovereign risk ■ Short-selling restrictions
Global Credit Trading	(2.4)		
Global Equity Derivatives	(1.7)	■ Customised client solutions (institutional and retail) ■ Structures required complex risk retention	■ Sustained high correlation ■ Extreme volatility
Equity Prop Trading	(0.4)	■ Relative value strategies ■ Specific positions	■ Severe market moves ■ Breakdown / inversion of relationships between assets

Investor Relations 02/09 · 10

Deutsche Bank

However flow businesses performed wellHowever, flow businesses performed well Foreign Exchange Money Markets(1) Revenue development, 2006-2008 Foreign Exchange Money Markets x2.3 x3.6 Rates(2) 2006 2007 2008 2006 2007 2008 +12% FX / MM / Rates 2007: ~30% of Global Markets revenues Investor Relations 02/09 · 11 2006 2007 2008 (1) Excluding prop (2) Core Rates Trading excluding municipals and prop However flow businesses performed wellHowever, flow businesses performed well Foreign Exchange Money Markets(1) Revenue development, 2006-2008 Foreign Exchange Money Markets x2.3 x3.6 Rates(2) 2006 2007 2008 2006 2007 2008 +12% FX / MM / Rates 2007: ~30% of Global Markets revenues Investor Relations 02/09 · 11 2006 2007 2008 (1) Excluding prop (2) Core Rates Trading excluding municipals and prop

GTB: Another successful quarter and yearGTB: Another successful quarter and year Income before income taxes, in EUR m 2004 — 20082008 quarterly development 1,106 291 283 >4x 2004 20082008 quarterly development 705 945 281283 433 705 250 254 1Q 2Q 3Q 4Q 2004 2005 2006 2007 2008 Investor Relations 02/09 · 12 Note: 2004-2005 based on U.S. GAAP and on structure as of 2006, 2006 onwards based on IFRS and on latest structure GTB: Another successful quarter and yearGTB: Another successful quarter and year Income before income taxes, in EUR m 2004 — 20082008 quarterly development 1,106 291 283 >4x 2004 20082008 quarterly development 705 945 281283 433 705 250 254 1Q 2Q 3Q 4Q 2004 2005 2006 2007 2008 Investor Relations 02/09 · 12 Note: 2004-2005 based on U.S. GAAP and on structure as of 2006, 2006 onwards based on IFRS and on latest structure financial
transparency.

AWM was impacted by asset impairments and exceptional items

Income (loss) before income taxes, in EUR m


188
242
(95)
(860)
1Q
2Q
3Q
4Q
2008

4Q2008 specific items

Asset Management:	
■ Impairment DWS Scudder	(302)
■ Impairment RREEF infrastructure asset	(270)
■ Seed capital impairments*	(164)
■ European money market fund injections	(92)
Private Wealth Management:	
■ Auction Rate Preferred / Auction Rate Securities settlement	(41)

* Includes other investments

Investor Relations 02/09 · 13

Deutsche Bank

financial transparency.

PBC: Lower investment product revenues and rise in provisions

Income before income taxes, in EUR m


304
328
262
51
1Q
2Q
3Q
4Q
2008

4Q vs. 3Q2008:

Operating items:
- Lower revenues from investment products and deposits & payments (175)
- Higher provision for credit losses (47)

Specific items:
- Severance related to efficiency measures* (90)
- Gains from financial investments 97

* Includes EUR 11 m severance impact from Infrastructure

Investor Relations 02/09 · 14

Deutsche Bank

AgendaAgenda Agenda 1 Results in summaryy 2 Drivers of fourth-quarter performance 3 Near-term strategic initiatives 4 Prospects for core businesses in 2009 Investor Relations 02/09 · 15

Summary of near-term strategic initiatives Summary of near term strategic initiatives CB&S ..Recalibration of the investment banking business model GTB ..Continued growth initiatives AWM ..AM: Reengineering business model to current market levels AWM ..PWM: Efficiency program / selective growth opportunities G ff PBC ..Growth and efficiency program ..Postbank co-operation Investor Relations 02/09 · 16 Summary of near-term strategic initiatives Summary of near term strategic initiatives CB&S ..Recalibration of the investment banking business model GTB ..Continued growth initiatives AWM ..AM: Reengineering business model to current market levels AWM ..PWM: Efficiency program / selective growth opportunities G ff PBC ..Growth and efficiency program ..Postbank co-operation Investor Relations 02/09 · 16 financial transparency.

Global Markets: Historical revenue composition

Illustrative

Revenue breakdown


~15%
~55%
~30%
~20%
~60%
~20%
~20%
~60%
~20%
~15%
~60%
~25%
2004
2005
2006
2007
2008

Examples

Highly illiquid positions	Credit Prop trading Equity Prop trading Equity derivatives
Medium / high liquidity	Money markets derivatives FX derivatives Credit securitisation Commodities trading Equity prime finance
Most liquid flow	FX and Money markets spot and forward trading European govt. bond trading Cash equities

Investor Relations 02/09 · 17

Deutsche Bank

financial
transparency.

We have moved swiftly to recalibrate this model

Significant reduction in proprietary risk


Notional Capital
EPT*
SABA*
(90)%
Aug 07
Jan 08
Jun 08
Sep 08
Dec 08

Continued management of legacy exposures


U.S. RMBS exposures
Hedges
Net exposure
(50)%
Dec 07
Mar 08
Jun 08
Sep 08
Dec 08

Aggressive de-leveraging


Global Markets balance sheet (U.S. GAAP pro-forma)
(39)%
Mar 08
Jun 08
Sep 08
Dec 08

Reduced costs


Global Markets headcount
(33)%
Peak 2007
End 2008
2009E

* SABA: Designated credit prop desk; EPT: Equity proprietary trading

Investor Relations 02/09 · 18

Deutsche Bank

financial
transparency.

Resulting in a shift in the Global Markets business model

Shift in business model (revenue mix)


Illustrative
~15%
~60%
~25%
2004-2007
average
~5%
~55%
~40%
2009
Plan
Highly illiquid positions
Medium / High Liquidity
Most liquid flow

Key actions

De-risk

- Scale-back / eliminate illiquid prop activity
- Sharply reduced retention of structured un-hedgeable risk
- Significant curtailment of non-collateralised counterparty risk

Attack market share

- Continue to accelerate market growth in products where we lack dominant positions
- Drive growth initiatives in commodities, cash equities and prime brokerage

Capitalise on strengths

- Capitalise on pre-existing dominant flow business franchises in FX, Money Markets and rates
- Continue to apply technology to exploit wider margins and benefit from competitor consolidation

Investor Relations 02/09 · 19

Deutsche Bank

financial transparency.

Corporate Finance: Recalibrating our platform

Reposition	■ Commercial Real Estate ■ Reengineer Leveraged Finance
Invest	■ Sectors: Financial Institutions, Natural Resources ■ Countries: Selected Europe, China, Brazil ■ Products: M&A and 'rescue' advisory ■ Maintain commitment to German mid-cap
Realign	■ Align sales forces and client universe within Global Banking ■ Selective efficiency measures

Investor Relations 02/09 · 20

Deutsche Bank

financial transparency.

Global Transaction Banking: Continued growth agenda

Expansion into new markets	■ Increase penetration of existing client base in core markets ■ Leverage 'flight to quality' opportunities ■ Monitor opportunities to expand by bolt-on acquisition
Attract new clients	■ Target profitable lower mid-cap corporate client groups ■ Leverage existing technologies and introduce integrated systems to offer clients robust global / cross-regional solutions ■ Provide state of the art risk mitigation support to clients
Develop product offering	■ Develop flexible offerings in high growth products (e.g. cards, FX 4 Cash*, wholesale custody, remittances, mobile payments)

* Platform for low-value FX payments

Investor Relations 02/09 · 21

Deutsche Bank

financial transparency.

AWM: Market conditions impacted full year 2008 results


Income before income taxes
In EUR m
Reported
Before specific items
(30)%
15%
646
(732)
267
207
ARP/S settlement EUR (0.1) bn
Specific items
In EUR bn
DWS Scudder impairment (0.3)
Infrastructure impairment (0.3)
Infrastructure investment (0.2)
European money mkt fund injections (0.2)
Seed capital losses / impairments (0.2)
2007
2008
Asset Management
2007
2008
Private Wealth Management
Net new money
In EUR bn
27
(22)
13
10
2007
2008
Asset Management
2007
2008
Private Wealth Management

Investor Relations 02/09 · 22

Deutsche Bank

financial
transparency.

AWM will reposition its platforms to a changed environment

Asset Management	Reengineer platform to restore operating leverage at current market levels: ■ Reposition exposure to European money-market fund business ■ Right-size RREEF / infrastructure ■ Downsize hedge fund platform ■ Centralize shared services globally ■ Cost reduction in mid / back office (marketing / real estate, technology, operations)
Private Wealth Management	■ Efficiency program / performance improvement initiative ■ Capture new advisory / product opportunities ■ Strengthen Discretionary Portfolio Management / Wealth Advisory Management ■ Counter-cyclical hiring ■ Monitor opportunities for selective bolt-on acquisitions

Investor Relations 02/09 · 23

Deutsche Bank

financial transparency.

PBC: Respond to shifts in revenue mix, and leverage benefits of 'flight to quality'

Shift in revenue mix

Net revenues, in EUR bn



5.8
5.8
Investment products
Consumer & Mortgage finance
Deposits & Payments
Business products
Other(1)
(15)%
2%
2%
8%
2007
2008

Substantial capture of new clients and deposits

Total clients, in m



x Deposits(2), in EUR bn
Germany
64
+19
83
13.8
0.8
14.6
9.7
10.1
31 Dec 2007
Net new total clients
31 Dec 2008

(1) Including non-recurring items (2) Excl. sight deposits

Investor Relations 02/09 · 24

Deutsche Bank

financial transparency.

PBC: Implementation of 'Growth and Efficiency' program

Business model


PBC
Advisory Banking
Consumer Banking
Efficiency measures

- **Advisory banking:** Position for recovery in investment products via selective investments
- **Consumer banking:** Position for margin compression via cost-efficiency
- Leverage customer capture of prior year(s)

Efficiency program



- Middle-office consolidation
- Integration of credit operations
- Back-office efficiency

Postbank co-operation

Deutsche Bank | Postbank

Further details at a joint press conference in March 2009

- Product and distribution synergies
- Joint purchasing / infrastructure synergies
- Expected run-rate pre-tax impact of EUR ~120-140 m within 3-4 years:
  - Cost / revenue: ~ 60%/40%
  - Deutsche Bank / Postbank: ~ 50%/50%

Investor Relations 02/09 · 25

Deutsche Bank

financial
transparency.

Business initiatives will be complemented by Group initiatives

Complexity reduction	■ Realign infrastructure complexity to recalibrated front-office requirements ■ Reap full infrastructure savings from front-office simplification
Offshoring	■ Improve efficiency of outsourced functions ■ Additional outsourcing / smartsourcing initiatives ■ Realise onshore benefits
Other efficiency initiatives	■ Commoditisation of standardised businesses ■ Increasing consistency of processes across businesses
Compensation model	■ Further develop longer-term performance systems ■ Option of 'clawback' in subsequent years ■ Increase focus on Group performance

Investor Relations 02/09 · 26

Deutsche Bank

AgendaAgenda Agenda 1 Results in summaryy 2 Drivers of fourth-quarter performance 3 Near-term strategic initiatives 4 Prospects for core businesses in 2009 Investor Relations 02/09 · 27 financial transparency.

CB&S: Outlook and prospects

	Environment	Implications and opportunities for DB
Global Markets	■ Lower revenue pool ■ Further industry concentration ■ Competitor dislocations ■ Sustained wider margins ■ Liquidity stabilizing, but below pre-crisis levels	■ Leverage continued flight to quality ■ Opportunity for share capture ■ Advantage for 'intact' platforms ■ Importance of 'flow' businesses ■ Value of risk solutions for clients
Corporate Finance	■ Lower fee pool ■ Shift in advisory requirements ■ Deteriorating credit environment ■ Lower IPO activity ■ Secondary equity / debt capital raising still in demand	■ Importance of cost-efficiency ■ Opportunities in 'rescue' advisory ■ Importance of loan exposure management ■ Value of M&A / coverage relationships / Leveraged Finance

Investor Relations 02/09 · 28

Deutsche Bank

financial transparency.

Global Markets: Opportunity to gain share, despite lower revenues

Sales & Trading: Global revenue pool*



In EUR bn
Equity
Fixed Income
~(17)%
134
136
82
112
2006
2007
2008E
2009E

Significant market share up for capture



DB
Merged or exited
Remainder
Current DB rank
U.S. IRD
2
EM Bonds
2
EU Investment Grade Credit
1
Global Fixed Income
2

* Deutsche Bank estimates of top-15 major firms; underlying revenues excluding writedowns

Source: Company reporting, Greenwich Associates Note: IRD: Interest Rate Derivatives

Investor Relations 02/09 · 29

Deutsche Bank

Harvest benefits of recent strategic investmentsHarvest benefits of recent strategic investments Example: Commodities Example: US Cash Equities Example: Commodities Example: US Cash Equities 6% 7% McLagan Cash Equities market share 16 Revenues in EUR bn +85% Best Equity House In North America(June 2008)Commodity Derivatives House of the Year (Jan 2009) 3% 4% 5% 6% 1.6x(Jan 2009) 3% 2Q08 4Q07 2Q07 4Q06 2Q06 Example: Prime Brokerage 2006 2007 2008 Number of clients +55% World’s Best Prime Broker (March 2008) Investor Relations 02/09 · 30 Source: Company reporting, DB analysis 2005 2006 2007 2008 Harvest benefits of recent strategic investmentsHarvest benefits of recent strategic investments Example: Commodities Example: US Cash Equities Example: Commodities Example: US Cash Equities 6% 7% McLagan Cash Equities market share 16 Revenues in EUR bn +85% Best Equity House In North America(June 2008)Commodity Derivatives House of the Year (Jan 2009) 3% 4% 5% 6% 1.6x(Jan 2009) 3% 2Q08 4Q07 2Q07 4Q06 2Q06 Example: Prime Brokerage 2006 2007 2008 Number of clients +55% World’s Best Prime Broker (March 2008) Investor Relations 02/09 · 30 Source: Company reporting, DB analysis 2005 2006 2007 2008

Improved margins and industry concentration favourImproved margins and industry concentration favour Deutsche Bank Higher bid-offer spreads (indexed) Higher volumes, greater concentration 300 230 Higher bid offer spreads (indexed) Higher volumes, greater concentration Interest Rate Options Interest rate ti 100 230 140 150 160 FX swaps/fwds (index) me options Before crisis During Current stabilised levels 110 120 130 utstanding ( asing volum 680 500 U.S. / European single-name CDS 80 90 100 Equity optionsNotional ou Increa 100 Before crisis During Current stabilised 400 600 800 1,000 Herfindahl index Increasing concentration Investor Relations 02/09 · 31 levels Source: DB analysis Improved margins and industry concentration favourImproved margins and industry concentration favour Deutsche Bank Higher bid-offer spreads (indexed) Higher volumes, greater concentration 300 230 Higher bid offer spreads (indexed) Higher volumes, greater concentration Interest Rate Options Interest rate ti 100 230 140 150 160 FX swaps/fwds (index) me options Before crisis During Current stabilised levels 110 120 130 utstanding ( asing volum 680 500 U.S. / European single-name CDS 80 90 100 Equity optionsNotional ou Increa 100 Before crisis During Current stabilised 400 600 800 1,000 Herfindahl index Increasing concentration Investor Relations 02/09 · 31 levels Source: DB analysis

AWM: Outlook and prospectsAWM: Outlook and prospects Environment Implications and opportunities for DB ..Reengineer to restore operating l Environment Implications and opportunities for DB ..Lower equity valuations ..De-leveraging impacts alternative asset classes leverage ..Efficiency gains ..Value of franchise strengths (Global Asset Management asset classes ..Customer ‘flight to simplicity’ ..Competitor dislocations and diversified product offering) ..Competitor dislocations ..Fundamental trends intact (private retirement savings, wealth creation) Private Wealth Management ..Efficiency gains ..Leverage prior year new money gain ..Opportunities for market share creation)Management capture ..Product development Investor Relations 02/09 · 32 AWM: Outlook and prospectsAWM: Outlook and prospects Environment Implications and opportunities for DB ..Reengineer to restore operating l Environment Implications and opportunities for DB ..Lower equity valuations ..De-leveraging impacts alternative asset classes leverage ..Efficiency gains ..Value of franchise strengths (Global Asset Management asset classes ..Customer ‘flight to simplicity’ ..Competitor dislocations and diversified product offering) ..Competitor dislocations ..Fundamental trends intact (private retirement savings, wealth creation) Private Wealth Management ..Efficiency gains ..Leverage prior year new money gain ..Opportunities for market share creation)Management capture ..Product development Investor Relations 02/09 · 32

PBC: Outlook and prospectsPBC: Outlook and prospects Environment Implications and opportunities for DB ..Near-term shift in revenue mix Environment ..Leverage new clients and deposit flows Implications and opportunities for DB — ‘Flight to simplicity’ ..Margin compression in deposits ..Efficiency gains ..Consolidation in German market ..Potential recovery in investment products ..Opportunities for share capture ..Opportunities for selective investments in ..Further pressure on credit quality Advisory banking ..Strengthen of collections and recoveries organisationorganisation ..Added Leverage from Postbank co-operation Investor Relations 02/09 · 33 PBC: Outlook and prospectsPBC: Outlook and prospects Environment Implications and opportunities for DB ..Near-term shift in revenue mix Environment ..Leverage new clients and deposit flows Implications and opportunities for DB — ‘Flight to simplicity’ ..Margin compression in deposits ..Efficiency gains ..Consolidation in German market ..Potential recovery in investment products ..Opportunities for share capture ..Opportunities for selective investments in ..Further pressure on credit quality Advisory banking ..Strengthen of collections and recoveries organisationorganisation ..Added Leverage from Postbank co-operation Investor Relations 02/09 · 33

Summary: Looking forward in 2009Summary: Looking forward in 2009 ..Capital ratios remain solid Reduced exposure to legacy positions ..Reduced exposure to legacy positions ..Trading assets in key areas have been significantly reducedg y g y ..Strong liquidity and funding base ..Cost-efficiency measures underway ..Repositioning businesses to the current environment Investor Relations 02/09 · 34 Summary: Looking forward in 2009Summary: Looking forward in 2009 ..Capital ratios remain solid Reduced exposure to legacy positions ..Reduced exposure to legacy positions ..Trading assets in key areas have been significantly reducedg y g y ..Strong liquidity and funding base ..Cost-efficiency measures underway ..Repositioning businesses to the current environment Investor Relations 02/09 · 34 financial
transparency.

Cautionary statements

Unless otherwise indicated, the financial information provided herein has been prepared under International Financial Reporting Standards (IFRS). It is preliminary and unaudited and may be subject to adjustments based on the preparation of the full set of financial statements for 2008.

This presentation also contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our Form 20-F and Form 6-K filed with the SEC on 26 March 2008 and 30 October 2008, respectively, under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

This presentation contains non-IFRS financial measures. For a reconciliation to directly comparable figures reported under IFRS refer to the 4Q2008 Financial Data Supplement, which is accompanying this presentation and available on our Investor Relations website at www.deutsche-bank.com/ir.

Investor Relations 02/09 · 35

Deutsche Bank